Six International Drive Rye Brook, NY 10573-1068	914 934 5200 914 934 0700 Fax

March 16, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Jim B. Rosenberg

Re:                             Universal American Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 16, 2006

Form 10-Q for the Period Ended June 30, 2006

Filed August 9, 2006

File No. 001-08506

Dear Mr. Rosenberg:

On February 28, 2007, Universal American Financial Corp. (the “Company”) received a telephone call from Vanessa Robertson, Staff Accountant at the Securities and Exchange Commission (the “Commission”), as a follow up to the Company’s February 6, 2007 response to comments verbally provided to us by Ms. Robertson on January 8, 2007 relating to the initial October 23, 2006 comment letter from Jim B. Rosenberg of the Commission to Richard A. Barasch., President and Chief Executive Officer of the Company, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005 filed on March 16, 2006 (the “Form 10-K”) and the Company’s Form 10-Q for the Period Ended June 30, 2006 filed on August 9, 2006 (the “Form 10-Q”).  Ms. Robertson verbally provided two follow-up comments.  With respect to these comments, set forth below please find the Company’s response.

For ease of reference, the numbered paragraphs below correspond to the order of Ms. Robertson’s comments.  For your convenience, we have included above each response a transcript of the comment to which we are responding.

Comments and Responses:

Form 10-K — December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 56

Policy related liabilities, page 56

1.             Comment:  Refer to your response to Comment 1.  Please provide to us revised disclosure that clearly indicates that the historical assumptions have not varied significantly from the actual amounts experienced.  Also verify that you will include a discussion of any significant differences in future filings should that not continue to be the case.

Response:  We respectfully advise the Staff that in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, we will modify our disclosure with respect to historical assumptions.  Note the statement as the lead in to the A&H Claims activity table.  Below is a draft of our proposed modified disclosure:

Policy related liabilities

We calculate and maintain reserves for the estimated future payment of claims to our policyholders using the same actuarial assumptions that we use in the pricing of our products. For our accident and health insurance business, we establish an active life reserve for expected future policy benefits, plus a liability for due and unpaid claims and incurred but not reported claims.  Our net income depends upon the extent to which our actual claims experience is consistent with the assumptions we used in setting our reserves and pricing our policies. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities resulting in reduced net income and shareholders’ equity.

A summary of the liabilities by category is presented in the following table:

	December 31,
Liability Type	2006	% of Total Policy Liabilities	2005	% of Total Policy Liabilities
	($ in thousands)
Policyholder Account Balances	$485,189	37%	$495,751	41%
Future Policy Benefit Reserves:
Traditional life insurance	189,243	14%	178,158	15%
Accident and health	411,254	32%	407,776	34%
Total Future Policy Benefit Reserves	600,497	46%	585,934	49%
Policy and contract claims — Accident and Health:
Due and Unpaid Claims	101,984	8%	37,457	3%
Incurred but not reported claims (“IBNR”)	99,827	8%	69,699	6%
Total Accident and Health Claim Liabilities	201,811	16%	107,156	9%
Policy and contract claims — Life	12,901	1%	14,081	1%
Total Policy Liabilities	$1,300,398	100%	$1,202,922	100%

Policyholder Account Balances

Policyholder account balances represent the balance that accrues to the benefit of the policyholder, otherwise known as the account value, as of the financial statement date.  Account values are increased for additional deposits received and interest credited based on the account value.  Account values are reduced by surrenders and other withdrawals, including withdrawals relating to the cost of insurance and expense charges.  The interest crediting rates are reviewed periodically and adjusted (with certain minimum levels below which the crediting rate cannot fall).

Future Policy Benefit Reserves — Traditional Life Insurance Policies

The liability for future policy benefits represents the present value of future benefits to be paid to or on behalf of policyholders, less the future value of net premiums and is calculated based on actuarially recognized methods using morbidity and mortality tables, which are modified to reflect the Company’s actual experience when appropriate.

Future Policy Benefit Reserves — Accident and Health Policies

The liability for future policy benefits represents the present value of future benefits to be paid to or on behalf of policyholders, less the future value of net premiums and is calculated based on actuarially recognized methods using morbidity and mortality tables, which are modified to reflect the Company’s actual experience when appropriate.

For our fixed benefit accident and sickness and our long term care products, we establish a reserve for future policy benefits at the time each policy is issued based on the present value of future benefit payments less the present value of future premiums.  (It should be noted that we no longer issue new long term care policies, however our current policies are renewably annually at the discretion of the policyholder, as evidenced by the policyholder continuing to make premium payments.)  In establishing these reserves, we must evaluate assumptions about mortality, morbidity, lapse rates and the rate at which new claims are submitted to us.  We estimate the future policy benefits reserve for these products using the above assumptions and actuarial principles.  For long-duration insurance contracts, these original assumptions are used throughout the life of the policy and generally are not subsequently modified.

A portion of our reserves for long-term care products also reflect our estimates relating to members currently receiving benefits. These reserves are estimated primarily using recovery and mortality rates, as described above.

Policy and Contract Claims — Accident and Health Policies

The Policy and Contract Claims liability for our Accident and Health Policies include a liability for unpaid claims, including claims in the course of settlement, as well as a liability for incurred but not yet reported claims (“IBNR”).  Our IBNR, by major product grouping is as follows:

	Carrying Value at December 31,
	Direct and Assumed				Net of Reserves Ceded to Reinsurers
Accident & Health Claims Liability	2006	% of Total Policy Liabilities	2005	% of Total Policy Liabilities	2006	2005
	($ In thousands)
Due & Unpaid Claims:
Medicare Part D	$44,052	4%	$—	—%	$22,179	$—
Medicare Advantage — Health Plans	41,542	3%	22,353	2%	41,542	22,353
Other — Specialty	16,390	1%	15,104	1%	4,000	4,000
Total Due & Unpaid Claims	101,984	8%	37,457	3%	67,721	26,353
IBNR:
Medicare Supplement	$51,860	4%	$53,047	4%	$37,801	$36,879
Medicare Advantage — Private Fee-For-Service	36,273	3%	5,339	1%	34,308	5,339
Other — Specialty	11,694	1%	11,313	1%	11,695	11,312
Total IBNR	99,827	8%	69,699	6%	83,804	53,530
Total Accident and Health Claim Liabilities	$201,811	16%	$107,156	9%	$151,525	79,883

Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of legal liability, premium rate increases and extra contractual damage awards. Therefore, the reserves and liabilities we establish are based on extensive estimates, assumptions and prior years’ statistics. When we acquire other insurance companies or blocks of insurance, our assessment of the adequacy of acquired policy liabilities is subject to similar estimates and assumptions. Establishing reserves involves inherent uncertainties, and it is possible that actual claims could materially exceed our reserves and have a material adverse effect on our results of operations and financial condition.

We develop our estimate for IBNR using actuarial methodologies and assumptions, primarily based upon historical claim payment and claim receipt patterns, as well as historical medical cost trends. Depending on the period for which incurred claims are estimated, we apply a different method in determining our estimate. For periods prior to the most recent three months, the key assumption used in estimating our IBNR is that the completion factor pattern remains consistent over a rolling 12-month period after adjusting for known changes in claim inventory levels and known changes in claim payment processes. Completion factors result from the calculation of the percentage of claims incurred during a given period that have historically been adjudicated as of the reporting period. For the most recent three months, the incurred claims are estimated primarily from a trend analysis based upon per member per month (“PMPM”) claims trends developed from our historical experience in the preceding months, adjusted for known changes in estimates of recent hospital and drug utilization data, provider contracting changes, changes in benefit levels, product mix, and seasonality.

The completion factor method is used for the months of incurred claims prior to the most recent three months because the historical percentage of claims processed for those months is at a level sufficient to produce a consistently reliable result. Conversely, for the most recent three months of incurred claims, the volume of claims processed historically is not at a level sufficient to produce a reliable result, which therefore requires us to examine historical trend patterns as the primary method of evaluation.

Medical cost trends potentially are more volatile than other segments of the economy. The drivers of medical cost trends include increases in the utilization of hospital facilities, physician services, prescription drugs, and new medical technologies, as well as the inflationary effect on the cost per unit of each of these expense components. Other external factors such as government-mandated benefits or other regulatory changes, increases in medical services, an aging population, catastrophes, and epidemics also may impact medical cost trends. Internal factors such as claims processing cycle times, changes in medical management practices and changes in provider contracts also may impact our ability to accurately predict estimates of historical completion factors or medical cost trends. All of these factors are considered in estimating IBNR and in estimating the PMPM claims trend for purposes of determining the reserve for the most recent three months. Additionally, we continually prepare and review follow-up studies to assess the reasonableness of the estimates generated by our process and methods over time. The results of these studies are also considered in determining the reserve for the most recent three months. Each of these factors requires significant judgment by management.

Our historical assumptions have not varied significantly from the actual amounts experienced to the extent that such variance resulted in a material adverse impact on reserves and net income.  Activity in the accident & health policy and contract claim liability is as follows:

	2006	2005	2004
	(In thousands)
Balance at beginning of year	$107,156	$86,513	$93,032
Less reinsurance recoverables	(29,258)	(27,655)	(38,951)
Net balance at beginning of year	77,898	58,858	54,081

Balances acquired	—	—	9,265

Incurred related to:
Current year	866,318	522,631	373,058
Prior years	(628)	2,373	(151)
Total incurred	865,690	525,004	372,907

Paid related to:
Current year	720,901	454,580	329,994
Prior years	75,491	51,384	47,401
Total paid	796,392	505,964	377,395

Net balance at end of year	147,196	77,898	58,858
Plus reinsurance recoverables	54,615	29,258	27,655

Balance at end of year	$201,811	$107,156	$86,513

During 2006, the claim reserve balances at December 31, 2005 ultimately settled during 2006 for $0.6 million less than originally estimated, representing 0.1% of the incurred claims recorded in 2005.  During 2005, the claim reserve balances at December 31, 2004 ultimately settled during 2005 for $2.4 million more than originally estimated, representing 0.6% of the incurred claims recorded in 2004.  This unfavorable development related primarily to higher than anticipated claims for the Medicare supplement business in the Senior Market Health Insurance Segment.  During 2004, the claim reserve balances at December 31, 2003 ultimately settled during 2004 for $0.2 million less than originally estimated, representing less than 0.1% of the incurred claims recorded in 2003.

During the fourth quarter of 2005, we recorded a pre-tax adjustment that increased incurred claims by $9.9 million. Two factors caused this action. First, incurred claims increased by $4.4 million as a result of a change in the estimate of our Medicare supplement claim reserves of $6.8 million, offset by an increase in amounts recoverable from reinsurers of $2.4 million. Second, we determined that, over a four year period, we had overstated the amounts recoverable from reinsurers for ceded Medicare supplement claim reserves. During the fourth quarter of 2005, we decreased our recoverable from reinsurers for ceded Medicare supplement claim reserves by $5.5 million. Approximately $1.1 million of the decrease was determined to relate to the first three quarters of 2005 and $3.1 million of the decrease was determined to relate to the years 2002 through 2004.

Beginning in 2002, we began to increase our retention of new Medicare supplement policies issued.  The method used to determine the portion of the claims reserves ceded to our reinsurers was not appropriately reflecting the effect of these increasing retention levels.  The method used resulted in the build up of the overstatement from 2002 through the third quarter of 2005.

Upon the identification of the overstatement, we took the following steps to reduce the likelihood of such overstatements from occurring in the future by: (i) adding additional analytical procedures to ensure the accuracy of claim reserves estimation methods; (ii) retaining independent consulting actuaries to review the estimation of claim reserves on a regular basis; and (iii) strengthening the management review of claim reserves trends and methods used to estimate Medicare supplement claim reserves and amounts recoverable from reinsurers.

We analyzed the impact of the overstatement to determine whether it was material to the current or prior periods.  We considered both qualitative and quantitative factors in assessing materiality in order to evaluate misstatements in financial statements, including the evaluation of whether the misstatement:  a) arose from an item that could be precisely measured or is an estimate, b) resulted in a change of earnings trends or other trends, c) resulted in a failure to meet analysts’ consensus expectations, d) changed income to a loss or loss into income, e) had an impact on segment information and related trends, f) affected compliance with regulatory requirements, g) affected compliance with loan covenants or other contractual requirements, h) had the effect of increasing management’s compensation, or i) concealed an unlawful act.

The dilution to net income and EPS for prior period financial statements as a result of this adjustment is less than 1.6% in any prior year and the understatement is 3.6% in the year of correction.  We believe these impacts are not material.  In addition, the growth rate before and after the adjustment is substantially the same.   Accordingly, we believe that the adjustment did not materially affect the earnings reported or trends in earnings growth for the periods impacted.

In 2004, we acquired Heritage. The balances acquired represent the accident and health claim liabilities acquired in this transaction.

Sensitivity Analysis

The following table illustrates the sensitivity of our accident and health IBNR payable at December 31, 2006 to certain reasonably possible changes to the estimated weighted average completion factors and health care cost trend rates. However, it is possible that the actual completion factors and health care cost trend rates will develop differently from our historical patterns and therefore could be outside of the ranges illustrated below.

Completion Factor(a):		Claims Trend Factor(b):
(Decrease) Increase in Factor	Increase (Decrease) in Net Accident & Health IBNR	(Decrease) Increase in Factor	(Decrease) Increase in Net Accident & Health IBNR
	($ in thousands)
(3)%	$427	(3)%	$(1,220)
(2)%	$284	(2)%	$(813)
(1)%	$142	(1)%	$(407)
1%	$(142)	1%	$407
2%	$(283)	2%	$813
3%	$(424)	3%	$1,220

(a)             Reflects estimated potential changes in medical and other expenses payable caused by changes in completion factors for incurred months prior to the most recent three months.

(b)            Reflects estimated potential changes in medical and other expenses payable caused by changes in annualized claims trend used for the estimation of per member per month incurred claims for the most recent three months.

Policy and Contract Claims — Life Policies

The liability for unpaid claims, including IBNR, include estimates of amounts to fully settle known reported claims as well as claims related to insured events that the Company estimates have been incurred, but have not yet been reported to the Company.

We further respectfully advise the Staff that, should future historical assumptions vary significantly from the actual amounts then experienced, we will include a discussion of any such significant differences in future filings.

Deferred policy acquisition costs, page 57

2.             Comment:  Refer to your response in Comment 2.  It is unclear to us how you are unable to quantify the impact on future amortization that a change in these prospective amortization rates will have.  Please explain to us in greater detail why this is not possible or provide to us in disclosure-type format a discussion of the impact that reasonably likely changes to the rate increase assumptions would have on future amortization in your proposed discussion.

Response:  Provided below is our revised disclosure regarding prospective unlocking that will be included in our critical accounting policies in our Annual Report on Form 10-K.  Note the final paragraph where we discuss the likelihood of unlocking in 2007 and the impact thereof.

Deferred policy acquisition costs

The cost of acquiring new business, principally non-level commissions, agency production, policy underwriting, policy issuance, and associated costs, all of which vary with, and are primarily related to the production of new and renewal business, are deferred. For interest-sensitive life and annuity products, these costs are amortized in relation to the present value of expected gross profits on the policies arising principally from investment, mortality and expense margins in accordance with FAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”.  The determination of expected gross profits for interest-sensitive products is an inherently uncertain process that relies on assumptions including projected interest rates, the persistency of the policies issued as well as anticipated benefits, commissions and expenses. It is possible that the actual profits from the business may vary materially from the assumptions used in the determination and amortization of deferred acquisition costs (“DAC”).

For other life and health products, these costs are amortized in proportion to premium revenue using the same assumptions used in estimating the liabilities for future policy benefits in accordance with FAS No. 60, “Accounting and Reporting by Insurance Enterprises.”

The Company utilizes a prospective unlocking approach to account for DAC for its Medicare supplement business.  Assumptions for future rate increases, persistency and benefit-design are used in the determination of DAC.  Actual experience may vary from assumed trends, however these assumptions are not changed unless prospective unlocking is triggered.  Prospective unlocking revised the assumptions to bring them in line with emerging experience.  Annually, during its third fiscal quarter, the Company performs an analysis to determine whether unlocking as a result of significant changes in the actual premium rate increase experience.  At the point when unlocking is triggered, the DAC model is modified prospectively with assumptions for all components, including rate increases, persistency, benefit design and expenses updated based on actual experience.  If and when unlocking of assumptions is triggered, there is not immediate impact on the DAC balance.  Rather, the unlocking impacts the pattern of the future amortization of the DAC balance.  The reserves for future policy benefits for Medicare supplement business also are impacted prospectively by unlocking and according, similar assumption revisions would occur.

At January 1, 2005, prospective unlocking was triggered due to the actual trend in premium rates of 11.6% exceeding the assumed trend of 10%.  The balance of DAC for Medicare supplement business as of January 1, 2005 was approximately $81 million.  The prospective unlocking had the effect of slowing the future amortization of DAC, as compared to the anticipated amortization had the prospective unlocking not been triggered.  Prospective unlocking also had the effect of slowing the future increase in benefit reserves, as compared to the anticipated increase had the unlocking not been triggered.

During the third quarter of 2006, the annual test for unlocking was performed and we determined that there were no significant changes in the actual premium rate increase experience.  Accordingly, there was no prospective unlocking of assumptions for DAC for the Company’s Medicare supplement business during 2006.  However, based on current premium rate trends, we believe that it is likely that unlocking will be triggered during 2007.  The balance of DAC for Medicare Supplement business as of December 1, 2006 was approximately $121 million.  Should the unlocking be triggered in 2007, we anticipate the amortization subsequent to the unlocking will be lower in the initial quarters subsequent to unlocking by between $0.3 million and $0.8 million per quarter, and then it will increase.

Deferred policy acquisition costs are written off to the extent that it is determined that present value of future policy premiums and investment income or the net present value of expected gross profits would not be adequate to recover the unamortized costs.

In connection with responding to the Staff’s comment letter, the Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact me at phone number (914) 934-5200 or facsimile number (914) 934-0700.

Sincerely,

/s/ Lisa M. Spivack

Lisa M. Spivack

cc:	Richard A. Barasch, President and Chief Executive Officer